Exhibit 99.(d)(1)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.686% up to $250 million; 0.661% on the next $250 million; 0.641% on the next $4.5 billion; 0.626% on the next $10 billion; 0.596% on the next $5 billion; 0.566% on the next $5 billion; 0.536% on the next $10 billion; and 0.516% over $35 billion.

Dated: December 15, 2020